UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Mailing Address of principal executive offices)

(858) 225-8998

Issuer’s telephone number, including area code

In this report, the term “HYLETE,” ”we,” “us” or “the company” refers to HYLETE, Inc.

This semiannual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six month period ended June 30, 2019. The financial statements included in this filing as of and for the six month period ended June 30, 2019 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

We are a digitally native, fitness lifestyle company engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear for men and women, including shorts, pants, tops, jeans, tights, crops, dresses, t-shirts, tanks, thermals, henleys, polos, base layer, jackets, hoodies, hats, underwear, socks, footwear, bags, backpacks, and other accessories. Our products incorporate unique fabrics and/or innovative features that we believe differentiates us from our competitors, and are designed to offer superior performance, fit and comfort while incorporating both function and style. We focus our products, content, and initiatives on customers and communities that maintain a fitness-based lifestyle.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our local teams and ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality fitness-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture. We also have a loyalty program to further engage, reward and motivate our customers. We believe that our immersion in the fitness lifestyle culture allows us to build credibility with our target audience and gather valuable feedback on ever evolving customer preferences.

In order to identify new trends and consumer preferences, our product design team spends considerable time analyzing sales data and gathering feedback from our customers. We believe this provides us with valuable consumer data and analytics to helps shape our merchandising strategy. For example, in May 2016, in response to requests received from members of the HYLETE community for new products and features for existing products, we launched HYLETE Project. Under the HYLETE Project, we introduce new products that we are developing with our community at www.hylete.com/project, and offer our customer to purchase such products at a discount to the proposed retail price. To date, we have launched over 45 new product styles on the HYLETE Project. This initiative has helped us to further engage our customer base and gain insight into the most preferred styles and colors, thereby enabling us to better manage our inventory. We believe that this direct interaction with our community allows us to collect feedback and incorporate unique performance and fashion needs into the design process.

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Our products are sold direct to consumers primarily through our website (www.hylete.com) and certain third-party e-commerce marketplace retailers We also have select strategic partners that order in bulk and/or with their corporate branding added to our products. We believe that a direct-to-consumer model provides a more convenient retail experience for our customers, allows us to access more customers than with a traditional brick-and-mortar model and is more cost effective than investment and management of brick and mortar storefronts. However, we also recognize that a growing number of consumers are seeking experiences and relationships when they shop beyond the typical e-commerce platform. Furthermore, we recognize that our e-commerce customers want faster shipments at a lower cost. This means inventory has to be located closer to the consumer in additional fulfillment centers.

Our strategic response to our consumer expectations is to design, develop and build a number of strategically located company-owned fulfillment centers which will include an experiential retail component. Our strategy is to locate these company operated “fulfillment meets experiential retail” locations such that they maximize our customer engagement, increase delivery service levels, and reduce overall fulfillment costs. These locations will offer HYLETE products in a fitness-themed setting, offering customers the ability to work-out and engage in other fitness related activities, which we believe will allow us to uniquely showcase our product line and reinforce our fitness lifestyle culture. We believe that opening these experiential retail stores will create personalized experiences that will attract new and existing customers into stores and enhance brand loyalty, as well as providing a more cost-effective way to management fulfillment.

Initially, we plan to move to a new corporate headquarters based in Southern California that will also contain our main distribution and fulfillment center, house our video/photograph content studios, and also feature a fitness-based experiential retail element. Subsequently, we expect to open an east coast-based, company-owned “fulfillment meets experiential retail” center; this center will initially be opened on a test basis so that we can receive real-time customer feedback as to most effectively personalize our experiential retail experience for future locations.

Several factors have contributed to our increase in customer acquisition, including higher online advertising spend, new print marketing collateral such as catalogs, and the creation of a new points-based referral program. Our repeat purchase rates have increased due to improved email segmentation and overall email marketing execution, as well as an expanded product offering, including new fabrics, styles and categories. Our continued investment in marketing and product will be critical factors in the future revenue growth of our company.

GRACEDBYGRIT Acquisition

Effective June 1, 2018, we completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation (“GRACEDBYGRIT”), pursuant to an Asset Purchase Agreement dated May 31, 2018 between HYLETE and GRACEDBYGRIT. We purchased 100% of the net assets of GRACEDBYGRIT, Inc. for 789,875 shares of Class B Common Stock in an amount valued at $987,344 as consideration for the transaction. The shares of Class B Common Stock were valued at the price to which our shares were being sold to third parties at the time of the transactions.

The acquisition of GRACEDBYGRIT constituted the acquisition of a “significant business” pursuant to the provisions of Regulation S-X and therefore separate financial statements of GRACEDBYGRIT and selected pro forma financial information is provided elsewhere in this Report.

The asset acquisition of GRACEDBYGRIT included a $400,000 bridge note funding by Steelpoint Co-Investment Fund (“Steelpoint Bridge Note”) that was executed and funded contemporaneously with the Asset Purchase Agreement dated May 31, 2018. The Steelpoint Bridge Note debt was utilized to build inventories that helped grow our overall net sales in 2018. As of June 30, 2019, former product styles that have been reproduced as HYLETE women’s styles have had net sales of approximately $88,000 with average gross margins of approximately 50%. GRACEDBYGRIT manufactured its products at factories in the United States utilizing fabrics sourced from Italy. We now utilize these factories for the product styles under the HYLETE brand name.

In addition to the Steelpoint Bridge Note, the women’s product styles, and U.S. manufacturing resources, we also had four GRACEDBYGRIT employees join our team including GRACEDBYGRIT’s Chief Operating Officer and Co-founder (Kate Nowlan), who now serves on our leadership team as the Vice President, HYLETE Experience.

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Basis of Presentation

Net sales

Net sales is comprised of direct to consumer sales through www.hylete.com, and other third party sites. Our net sales reflect sales revenues, net of discounts, and shipping revenues, offset by sales returns and allowances.

Cost of sales

Cost of sales includes the cost of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering our goods. It also includes all costs incurred in operating our production, design, distribution, and merchandise departments, and inventory provision expense. The primary drivers of the costs of individual products are the costs of raw materials and labor in the countries where we source our merchandise.

Operating expenses

Operating expenses consists of (i) selling and marketing expenses, (ii) general and administrative expenses and (iii) shipping and distribution expenses We recognize shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of operating expenses. We expect operating expenses to increase in fiscal 2019 as we incur additional sales and marketing expenses to support our growth, while also making strategic investments to support the long-term growth of the business.

Factors Affecting Our Performance

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our sites, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on our sites. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness and Site Visits

We intend to continue investing in our brand marketing efforts, with a specific focus on increasing HYLETE brand awareness. We have made significant investments to strengthen the HYLETE brand through expansion of our social media presence, events and strategic relationships. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability would be adversely affected.

Customer Acquisition

To continue to grow our business, we intend to acquire new customers and retain our existing customers at a reasonable cost. We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

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To measure the effectiveness of our marketing spend, we analyze customer acquisition cost, or CAC, and customer lifetime value, or LTV. We define CAC as all of our brand and performance marketing expenses attributable to acquiring new customers divided by the number of customers who placed their first order in the relevant period. We manage CAC methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between January 1 and December 31 of the cohort year. We define contribution profit as revenues plus shipping charges paid to us by the customer minus the cost of goods sold and the shipping charges that we paid to carriers. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort.

To show our successful customer acquisition strategy, and our ability to retain customers, we have included the following disclosures that compare the LTV of the 2015 cohort to our CAC. While performance may vary across cohorts, we chose the 2015 cohort because it provides the broadest amount of historical data while reflecting the most accurate CAC based on historically sustainable and scalable acquisition strategies. In 2015 our CAC was approximately $30. As illustrated in the chart below, this cohort generated a contribution profit of approximately $54 per customer on the first order. The LTV of the 2015 cohort has increased over time, driven by an increased focus on retention marketing, growth in existing product categories, and expansion into new product categories. As a result, the LTV of profit contribution of this 2015 customer cohort was approximately $121 after three years, 4.1 times the $30 cost of acquiring new customers in 2015, proving not only our effectiveness in building profitable customer acquisition strategies but also our ability to retain customers and encourage repeat purchases.

Customer Retention

Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers and encourage repeat purchases.

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We monitor retention across our entire customer base. Repeat customers, whom we define as customers who have purchased from us at least once before, in the current year or a previous year, accounted for approximately 55% of active customers in each of 2016, 2017 and 2018. Repeat customers place more orders annually than new customers, resulting in repeat customers representing approximately 63% of net sales in 2018, and 60% of net sales in 2017. We believe these metrics are reflective of our ability to engage and retain our customers through our differentiated marketing and compelling merchandise offering and shopping experience. The share of our net sales from repeat customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts.

During the first six months ended June 30, 2019 and 2018, existing customers accounted for 61% and 63% of net sales, respectively.

Merchandise Mix

We offer merchandise across a variety of product types and price points. Our product mix consists primarily of apparel and footwear and accessories. We sell merchandise across a broad range of price points and may further broaden our price point offerings in the future.

While changes in our merchandise mix have not caused significant fluctuations in our gross margin to date, brands, product types and price points do have a range of margin profiles. Shifts in merchandise mix driven by customer demand may result in fluctuations in our gross margin from period to period.

Inventory Management

We leverage our platform to buy and manage our inventory, including merchandise assortment and fulfillment center optimization. We make shallow initial inventory buys, and then use our proprietary technology tools to identify and re-order best sellers, taking into account customer feedback across a variety of key metrics, which allows us to minimize inventory and fashion risk. To ensure sufficient availability of merchandise, we generally purchase inventory in advance and frequently before apparel trends are confirmed. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We incur inventory write-offs, which impact our gross margins. Moreover, our inventory investments will fluctuate with the needs of our business. For example, entering new categories or adding new fulfillment centers will require additional investments in inventory.

Investment in our Operations and Infrastructure

To grow our client base and enhance our offering, we will incur additional expenses. We intend to leverage our platform and understanding of trends to inform investments in operations and infrastructure. We anticipate that our expenses will increase as we continue to hire additional personnel and further improve our platform. Moreover, we intend to make capital investments in our inventory, fulfillment centers, and logistics infrastructure. We expect to increase our spending on these investments in the future and cannot be certain that these efforts will grow our customer base or be cost-effective. However, we believe these strategies will yield positive returns in the long term.

Results of operations

Six months ended June 30, 2019 compared to six months ended June 30, 2018

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenue:

	Six months ended June 30,
	2019	2018
Net revenue	$5,760,008	$5,133,738
Cost of goods sold	2,691,068	2,311,287
Gross profit	3,068,940	2,822,451
Selling and marketing expense	1,791,189	1,268,374
General and administrative expense	2,721,813	1,534,446
Shipping and distribution expense	1,149,002	969,568
Interest expense	1,486,750	588,293
Change in fair value of Series A-2 warrant liability	368,049	1,059,790
Net loss	4,447,863	2,598,020

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	Six months ended June 30,
	2019	2018
Net revenue	100%	100%
Cost of goods sold	46.7	45.0
Gross profit	53.3	55.0
Selling and marketing expense	31.1	24.7
General and administrative expense	47.3	29.9
Shipping and distribution expense	19.9	18.9
Interest expense	25.8	11.5
Change in fair value of Series A-2 warrant liability	6.4	20.6
Net loss	77.2	50.6

Net sales for the first six months of 2019 were $5,760,008, an increase of 12.2% from net sales of $5,133,738 in the six months of 2018. Sales on HYLETE.com attributable to existing customers were approximately 61% for the first quarter of 2019 versus approximately 62.0% for the same time period in 2018. Net sales in 2018 included our introduction of the footwear category that had been being presold via HYLETE Project as early as June 2017. The first shoes were shipped in February 2018 accounting for a significant increase in that month’s revenues of approximately $214,000.

Cost of sales for the first six months was $2,691,068. Cost of sales as a percentage of net sales yielded a gross margin of 53.3% versus a gross margin of 55.0% in the same time period in 2018. We closely monitor average selling prices and manufacturing costs as they relate to other comparable product prices in the market and strive to achieve a gross margin greater than 50.0%.

Selling and marketing expenses were $1,791,189 for the first six months of 2019 up from $1,268,374 in the same time period in 2018, which represented 31.1% and 24.7% of net sales, respectively. We continue to track our marketing spend closely and utilize benchmark e-commerce metrics such as cost per acquisition, lifetime value per customer and others to drive allocation of our marketing resources. However, we anticipate that these expenses will increase substantially in the foreseeable future as we undertake increased marketing and sales efforts to drive an increase in the number of customers and brand awareness and open our initial and additional experiential retail stores/fulfillment centers.

General and administrative expenses were $2,721,813 in the first six months of this year compared to $1,534,446 in 2018. The increase in general and administrative expense were the result of higher payroll cost as we increased staffing to scale with the growth of business, as well as increased professional fees associated with financings and intellectual property defense. We expect general and administrative expenses to continue to rise both in total dollars and as a percentage of sale as we incur additional costs as a result of becoming a public reporting entity (See “Liquidity and Capital Resources – Initial Public Offering”).

Shipping and distribution costs for the first six months were $1,149,002, which represented 19.9% of net sales versus the first six months of 2018 shipping and distribution costs of $969,568 that represented 18.9% of net sales. The increase in shipping expenses are directly related to our initiatives to improve customer expectations on cost and delivery times. As we open our initial and additional experiential retail stores/fulfillment centers we anticipate the percentage of shipping and distribution charges to less on a percentage of net sales basis, as we believe we can warehouse, pick, pack and ship more efficiently in the future.

Interest expense increased for the first six months of 2019 to $1,486,750 versus $588,293 during the same period in 2018; as we increased our indebtedness. See “—Liquidity and Capital Resources” below.

As a result of the foregoing we incurred a net loss for the first six months of 2019 of $4,447,863 versus a net loss in the same period of 2018 of $2,598,020. We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events.

The FMV of Series A-2 Preferred Stock warrants as of June 30, 2019 was $3,629,309. We use the Black-Scholes Pricing Model to determine the fair price of the warrants.

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Preferred dividends accrue at 12% per annum. Accrued dividends are amortized directly to additional paid-in capital. For the six months ended June 30, 2019, we recorded amortization of $282,258. No dividends have been declared or paid to date

During the six months ended June 30, 2019, we amortized discounts on preferred stock to additional paid- in capital of $28,367. Discounts are amortized using the straight-line method. The discounts were the results of fees paid in connection with the issuance of the preferred stock.

As of September 30, 2019, we have issued $2.84 million of short-term promissory notes to be repaid with a portion of the proceeds of the initial public offering; in connection with such borrowings, we issued 226,903 Class B Common Stock Warrants at a per share exercise price of $0.005 to the lenders in an amount equal to 1% our total outstanding capital stock on a fully diluted basis for each $1.0 million loaned to us. Also, in conjunction with our senior credit facility we issued 416,549 Series A-2 Preferred Stock warrants at a per share exercise price of $0.071 to the lender. As a result of these loan transactions, we recorded a liability on our balance sheet as of June 30, 2019 of $826,801 of Common Stock warrant liability and $3,629,309 of Preferred Stock warrant liability representing an estimate of the number of shares to issued multiplied by the estimated fair market value of our Class A Common Stock.

Liquidity and Capital Resources

Since inception, we have funded operations through the issuance of equity securities and convertible notes. As of June 30, 2019, our cash on hand was $428,561. We believe that the proceeds of the initial public offering, together with our cash and cash equivalent balances, cash generated from operations, and borrowings will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. Our cash from operations may be negatively impacted by a decrease in demand for our products as well as the other factors outside of our control.

Initial Public Offering

On August 6, 2019, the company filed a registration statement on Form S-1 with the Commission. We are seeking to sell 1,666,667 shares of Class A Common Stock in a firm commitment underwriting at an initial public offering price expected to be between $8.00 and $10.00 per share. We have applied to list our Class A Common Stock on the NYSE American under the symbol “HYLT.”

Indebtedness

On August 19, 2015, we received $200,000 under a Senior Bridge Note agreement (the “ Chung Bridge Note”), with an initial maturity date of December 31, 2016. The Chung Bridge Note holder is the Chung Family Trust, whose trustee, Kevin Park, is a current member of our board of directors. From August 19, 2015 through December 31, 2015, the Chung Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Chung Bridge Note through December 31, 2016. In November 2016, the Chung Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month. In connection with the extension and subordination to a senior lender, we paid an additional fee of $10,000 for which were recorded as a discount to the Chung Bridge Note. The discount was amortized using the straight-line method over the term of the Chung Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Chung Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Chung Bridge Note maturity date was extended to December 31, 2019. All other terms remain unchanged.

On June 29, 2016, we entered into a senior credit agreement with a lender with principal due three years from the date of issuance and interest that accrues at a rate equal to 12.5% per annum, compounded monthly. In July 2017, we amended the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In early 2018, the amounts borrowable under the senior credit agreement were increased to a total of $4,650,000. In February 2019, we increased the maximum available to be borrowed to $6,375,000 and increased the amount borrowed under the facility to $5,375,000. We pay the interest on a monthly basis and, thus, do not have any interest accrued as of December 31, 2018 and December 31, 2017 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to our liquidity and requires a minimum cash balance of $250,000 to be maintained. In conjunction with borrowings under, and extensions to December 31, 2019 of maturity dates of borrowings under, our senior credit agreement, between June 2016 and June 2019, we issued an aggregate of 416,549 Series A-2 Preferred Stock warrants to entities affiliated with Black Oak Capital Partners, the senior lender. The warrants have an exercise price of $0.071 per share and expire ten years after issuance. Pursuant to the Warrant Exercise, Black Oak Capital Partners has agreed to exercise its Series A-2 Preferred Stock warrants.

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As of June 30, 2019, we were in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all of our assets and shareholder shares in which have been pledged as additional collateral.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the six months ending June 30, 2019 and 2018, we recorded debt discounts of approximately $60,000 and $30,000, respectively, related to costs for obtaining the senior credit agreement, and approximately $562,000 and $244,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the six months ended June 30, 2019 and 2018, discounts of approximately $531,000 and $273,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. We are recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement. The remaining debt issuance amortization will be expensed as interest expense over the remaining life of the related debt.

On April 6, 2018, we received $100,000 under a promissory note agreement (the “April 2018 Promissory Note”), with a maturity date of April 5, 2020. The lender is Ron L. Wilson, II, our President and Chief Executive Officer. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $5,000, which were recorded as a discount to the April 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the April 2018 Promissory Note. As of June 30, 2019, a discount of $1,875 remained.

On May 31, 2018, we received $400,000 under a promissory note agreement (the “May 2018 Promissory Note”), with a maturity date of May 31, 2020. The investor is Steelpoint Co-Investment Fund, which is an affiliate of James Caccavo, who is a current member of our board of directors; Mr. Caccavo has agreed to resign from our board of directors immediately prior to the effective date of the initial public offering. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $20,000, which were recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the May 2018 Promissory Note. As of June 30, 2019, a discount of $9,167 remained.

On August 20, 2019, the Company received $300,000 under a promissory note (the “August 2019 Promissory Note”) from the same related party, Steelpoint Co-Investment (James Caccavo). The maturity date of the August 2019 Promissory Note is the earlier of our initial public offering or December 31, 2019. Interest accrues on the loan amount at an annual rate of 20% per annum calculated on a 365-day basis. The repayment date is within 30 days of the maturity date, the entire principal sum, less any payments made hereunder, will become due and payable, unless otherwise mutually agreed upon by both the Company and Steelpoint. The August 2019 Promissory Note will not convert in connection with this offering.

On June 26, 2018, we received $50,000 under a promissory note agreement (the “June 2018 Promissory Note”), with a maturity date of June 25, 2020. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $2,500, which was recorded as a discount to the June 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note. As of June 30, 2019, a discount of $1,250 remained.

On June 27, 2018, we received $200,000 under a promissory note agreement (the “Bridge Note”), with a maturity date of June 26, 2020. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $2,500, which were recorded as a discount to the Bridge Note. The discount is amortized using the straight-line method over the term of the Bridge Note. As of June 30, 2019, a discount of $5,000 remained. The Bridge Note will be converted at the offering with a 20% discount to the initial public offering price.

On May 18, 2018, we commenced an offering under Regulation A under the Securities Act of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The Class A Bonds bear interest at 1% per month, or 12% per year. In connection with the Class A Bond offering, we paid fees of $66,745, which were recorded as a discount to the Bonds Payable. The discount is amortized using the straight-line method over the term of the Class A Bond. As of December 31, 2018, a discount of $54,329 remained. The Class A Bond offering terminated on December 31, 2018; an aggregate of $946,000 of Class A Bonds were issued and remain outstanding. As of September 30, 2019, $684,000 of these Class A Bonds have agreed to convert at the initial public offering with a 20% discount to the initial public offering price.

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In the fourth quarter of 2018 and the first two quarters of 2019, we issued an aggregate of $1,610,000 of promissory notes and, as of September 30, 2019, an additional $1,225,000 for an aggregate total of $2,835,000 (the “IPO Bridge Notes”). The maturity date of the IPO Bridge Notes is the earlier of (i) the closing of the initial public offering or any other type of direct prospectus or registered offering transaction that results in our company or our successor becoming “public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America” or (ii) December 31, 2019. Interest accrues on the loan amount at an annual rate of 10.0 % per annum calculated on a 365 day basis. We paid fees of $52,200, which was recorded as a discount to the IPO Bridge Notes. The discount is amortized using the straight-line method over the term of the IPO Bridge Notes. In connection with the issuance of the IPO Bridge Notes, we issued Class B Common Stock warrants equal to 1% of the fully diluted equity ownership after the initial public offering for each $1,000,000 of the loan amount. As of September 30, 2019June 30, 2019, $1,617,500 of the aggregate total of the IPO Bridge Notes have agreed to convert at the offering with a 20% discount to the initial public offering price.

The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. In addition, all of the Class B Common Stock warrants are presented as a liability on our balance sheet. Each of the holders of such warrants have provided irrevocable written confirmation to us that all warrants held by each of them are to be exercised immediately prior to the effective date of the initial public offering (such notice of exercise is to be without force and effect to the extent that the offering does not occur). The exercise of the Class B Common Stock warrants are part of the “Warrant Exercise”. As a result of the Warrant Exercise, $3,629,309 related to such outstanding warrants, which is currently classified as a liability on our balance sheet as of June 30, 2019, will be reclassified and added to stockholders’ equity on a pro forma basis.

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In addition, the recent worldwide credit crisis will likely make it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations, including our vehicles. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

Historical Cash Flows for the Six Months Ended June 30, 2019

Net Cash Used in Operating Activities

Cash from operating activities consists primarily of net loss adjusted for certain non-cash items, including depreciation and amortization, stock-based compensation, and the effect of changes in working capital and other activities.

In the six months ended June 30, 2019, net cash used in operating activities was $2.0 million and consisted of net loss of $4.5 million and non-cash items of $1.6 million. Net cash used by operating activities related to changes in operating assets and liabilities was due primarily to an increase in our inventory of approximately $1.0 million.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of purchases of property and equipment to support our internal business growth and social media presence. Purchases of property and equipment may vary from period-to-period due to timing of the expansion of our operations.

Net cash used in investing activities was approximately $493,000 in the six months ended June 30, 2019. This was primarily attributable to development of the next version of our HYLETE Daily Circuit app.

9

Net Cash Provided by Financing Activities

Financing activities consist primarily of borrowing and repayment of debt, proceeds from the issuance of bonds, common stock and preferred stock.

Net cash provided by financing activities was approximately $1.45 million in the six months ended June 30, 2019, which was attributable to proceeds from issuance of notes and bonds.

Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of August 5, 2019, except for the lease of our corporate offices at 564 Stevens Ave, Solana Beach, CA 92075. The monthly lease rate is approximately $10,000 and the term is through March 31st, 2020.

Seasonality

Generally, our business is affected by the pattern of seasonality common to most retail apparel businesses. Historically, we have recognized a significant portion of our revenues during the holiday season in the fourth fiscal quarter of each year.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenue if the selling prices of our products do not increase with these increased costs.

Recently Issued Accounting Pronouncements

See Note 3, Summary of Significant Accounting Policies, to the financial statements for a description of recently issued accounting pronouncements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results may vary from our estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition. Revenue is comprised of direct to consumer net revenue through the Company’s website, marketplace sales and sales to wholesale accounts. Net revenue is recognized net of sales taxes, discounts, and an estimated allowance for sales returns. Sales are recognized upon shipment of product and when the title has been passed to customers, net of an estimated allowance for sales returns. Revenue is recognized when these sales occur.

Our estimated allowance for sales returns is a subjective critical estimate that has a direct impact on reported net revenue. This allowance is calculated based on a history of actual returns, estimated future returns and any significant future known or anticipated events. Consideration of these factors results in an estimated allowance for sales returns. The liability for sales returns is recognized within current liabilities, and as asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. Our standard terms limit returns to approximately 60 days after the sale of the merchandise.

10

Inventory. Inventory is valued at the lower of cost and net realizable value. We periodically review our inventories and make provisions as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination. In addition, we provide for inventory shrinkage as a percentage of sales, based on historical trends from actual physical inventories. Inventory shrinkage estimates are made to reduce the inventory value for lost or stolen items. We perform physical inventory counts and cycle counts throughout the year and adjust the shrink provision accordingly.

Long-Lived Assets. Long-lived assets, including intangible assets with finite useful lives are evaluated for impairment when the occurrence of events or changes in circumstances indicates that the carrying value of the assets may not be recoverable as measured by comparing their net book value to the undiscounted estimated future cash flows generated by their use and eventual disposition. Impaired assets are recorded at fair value, determined principally by the present value of the estimated future cash flows expected from their use and eventual disposition.

Goodwill and Intangible Assets. Intangible assets are recorded at cost. Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired and is not amortized. Goodwill is tested for impairment annually or more frequently when an event or circumstance indicates that goodwill might be impaired. Goodwill impairment testing requires us to estimate the fair value of our reporting units. We generally base our measurement of the fair value on the present value of future cash flows. Our significant estimates in the discounted cash flows model include the discount rate and long-term rates of growth. We use our best estimates and judgment based on available evidence in conducting the impairment testing.

Stock-Based Compensation. We account for stock-based compensation using the fair value method. The fair value of awards granted is estimated at the date of grant and is recognized as employee compensation expense on a straight-line basis over the requisite service period. For awards with service and/or performance conditions, the amount of compensation expense recognized is based on the number of awards that are expected to vest.

Contingencies. In the ordinary course of business, we are involved in legal proceedings regarding trademark matters, as well as contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from claims against us, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including in some cases judgments about the potential actions of third-party claimants and courts.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Prior to the date of this Report , we have had limited accounting personnel and other resources to address our internal control over financial reporting. During the course of preparing for the initial public offering, we determined that we had a material weakness in our internal control over financial reporting as of December 31, 2018 relating to our financial reporting processes relating to the design and operation of our closing and financial reporting process.

To address this weakness, have contracted with Adam Colton to become our Chief Financial Officer within forty-five (45) days after the effective date of the initial public offering. We expect that Mr. Colton will assist in the training of our senior and accounting personnel in the intricacies of being a public company. We also believe that our nominees to our board of directors have significant knowledge in reporting and financial controls as it relates to public companies. We plan on working with these nominees to perform an assessment (either internally or through a third party) of our existing accounting staff and capabilities. From the assessment, we will determine the staffing requirements and/or additional training required to ensure that we have appropriate public company reporting experience and identify any necessary accounting processes and/or procedures that need to be implemented.

11

Our failure to remediate the material weakness identified above or the identification of additional material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of quarterly or annual reports with the Commission on a timely and accurate basis. Moreover, our failure to remediate the material weakness identified above or the identification of additional material weaknesses could prohibit us from producing timely and accurate financial statements, which may adversely affect the market price of shares of our common stock and we may be unable to maintain compliance with NYSE listing requirements.

Item 2. Other Information

None.

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Item 3. Financial Statements

HYLETE, INC.

BALANCE SHEETS

AT JUNE 30, 2019 AND DECEMBER 31, 2018

	June 30, 2019	December 31, 2018
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$428,561	$1,470,436
Accounts receivable	96,376	123,194
Inventory	4,418,460	3,403,956
Vendor deposits	178,433	214,102
Other current assets	186,634	265,436
Total current assets	5,308,464	5,477,124

Non-Current Assets:
Property and equipment, net	191,374	253,609
Intangible assets, net	388,236	539,697
Goodwill	426,059	426,059
Other non-current assets	480,525	28,219
Total non-current assets	1,486,194	1,247,584
TOTAL ASSETS	$6,794,658	$6,724,708

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$2,494,675	$899,158
Accrued expenses	939,348	826,589
Bridge note, net of issuance costs	738,651	436,533
Bridge note- related party, net of issuance costs	607,972	400,884
Loan payable, net of issuance costs	5,161,470	3,912,508
Loan payable- related party, net of issuance costs	488,958	–
Capital lease obligations	980	9,436
Common stock warrant liability	826,801	675,294
Total current liabilities	11,258,855	7,160,402

Non-Current Liabilities:
Capital lease obligations, net of current	–	–
Loan payable, net of current portion and issuance costs	–	240,625
Loan payable- related party, net of issuance costs	–	482,708
Bond, net of issuance costs	514,878	766,671
Convertible bonds	387,000	–
Preferred stock warrant liability	3,629,309	2,698,774
Total non-current liabilities	4,531,187	4,188,778
TOTAL LIABILITIES	15,790,042	11,349,180
Commitments and contingencies (Note 18)
Redeemable Preferred Stock:
Series A preferred stock, $0.001 par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at June 30, 2019 and December 31, 2018 (liquidation preference of $545,051)	541,510	518,517

Series A-1 preferred stock, $0.001 par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at June 30, 2019 and December 31, 2018 (liquidation preference of $3,033,773)	3,021,433	2,899,655

Series A-2 preferred stock, $0.001 par value,10,000,000 total shares authorized, 4,791,500 issued and outstanding at June 30, 2019 and December 31, 2018 (liquidation preference of $3,680,856)	3,666,371	3,500,516
Total redeemable preferred stock	7,229,314	6,918,688

Stockholders' Deficit:
Class A common stock, par value $0.001, 30,000,000 shares authorized, 7,859,600 issued and outstanding at June 30, 2019 and December 31, 2018	7,860	7,860
Class B common stock, par value $0.001, 6,000,000 shares authorized, 3,966,805 issued and outstanding at June 30, 2019, and 3,958,532 at December 31, 2018	3,967	3,959
Additional paid-in capital	3,917,854	4,151,537
Accumulated deficit	(20,154,379)	(15,706,516)
Total Stockholders' Deficit	(16,224,698)	(11,543,160)
TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$6,794,658	$6,724,708

See accompanying notes to financial statements.

13

HYLETE, INC.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)

Net Sales	$5,760,008	$5,133,738

Cost of Sales	2,691,068	2,311,287

Gross Profit	3,068,940	2,822,451

Operating Expenses:
Selling and marketing	1,791,189	1,268,374
General and administrative	2,721,813	1,534,446
Shipping and distribution	1,149,002	969,568
Total Operating Expenses	5,662,004	3,772,388

Loss from Operations	(2,593,064)	(949,937)

Interest expense	1,486,750	588,293
Change in fair market value of Series A-2 warrant liability	368,049	1,059,790

Net Loss	$(4,447,863)	$(2,598,020)

Accrual of Preferred Stock Dividend and Discount Amortized	(310,626)	(299,317)

Net Loss Attributable to Common Stockholders	$(4,758,489)	$(2,897,337)

Basic and diluted loss per common share	$(0.40)	$(0.30)
Weighted average shares- basic and diluted	11,826,550	9,744,998

In the opinion of management, all adjustments necessary to make these interim statements of operations not misleading have been included.

See accompanying notes to financial statements.

14

HYLETE, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2019

AND FOR THE YEAR ENDED DECEMBER 31, 2018

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance as of December 31, 2017	7,824,600	7,825	1,297,042	1,297	1,178,680	(10,218,572)	(9,030,770)

Net Loss	–	–	–	–	–	(5,051,354)	(5,051,354)
Net proceeds from sale of Common Stock	35,000	35	1,871,615	1,872	1,986,303	–	1,988,210
Common Stock issued for GRACEDBYGRIT assets	–	–	789,875	790	986,554	–	987,344
Dividend accretion on Preferred Stock	–	–	–	–	(164,247)	(389,248)	(553,495)
Amortization of issuance costs on Preferred Stock	–	–	–	–	–	(47,343)	(47,343)
Stock-based compensation	–	–	–	–	164,247	–	164,247

Balance as of December 31, 2018	7,859,600	7,860	3,958,532	3,959	4,151,537	(15,706,516)	(11,543,160)

Net Loss	–	–	–	–	–	(4,447,863)	(4,447,863)
Net proceeds from sale of Common Stock	–	–	8,273	8	12,677	–	12,685
Dividend accretion on Preferred Stock	–	–	–	–	(282,258)	–	(282,258)
Amortization of issuance costs on Preferred Stock	–	–	–	–	(28,367)	–	(28,367)
Stock-based compensation	–	–	–	–	64,265	–	64,265

Balance as of June 30, 2019 (unaudited)	7,859,600	$7,860	3,966,805	$3,967	$3,917,854	$(20,154,379)	$(16,224,698)

See accompanying notes to financial statements.

15

HYLETE, INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,447,863)	$(2,598,020)
Adjustments:
Depreciation and amortization	254,230	118,731
Stock-based compensation	64,265	60,598
Amortization of debt discounts	926,994	276,522
Change in fair market value of Series A-2 warrant liability	368,049	1,059,790
Changes in:
Accounts receivable	26,818	(36,548)
Inventory	(1,014,504)	(227,855)
Vendor deposits	35,669	(190,580)
Prepaid expenses	78,802	30,814
Accounts payable	1,595,517	(398,568)
Accrued expenses	112,759	(45,525)
Net Cash used in Operating Activities	(1,999,264)	(1,950,641)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(27,528)	(59,722)
Purchases of intangibles	(13,006)	(10,535)
Other non-current assets	(452,306)	–
Net Cash used in Investing Activities	(492,840)	(70,257)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on loans payable	1,322,100	1,092,500
Borrowings on bonds payable	123,900	41,455
Payments on capital leases	(8,456)	(10,517)
Net proceeds from sale of common stock	12,685	1,291,830
Net proceeds from sale of preferred stock	–	–
Net Cash provided by Financing Activities	1,450,229	2,415,268

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,041,875)	394,370
CASH AND CASH EQUIVALENTS, beginning of period	1,470,436	616,262
CASH AND CASH EQUIVALENTS, end of period	$428,561	$1,010,632
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$485,245	$302,353
Cash paid for income taxes	$1,000	$800
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Issuance of Series A-2 Preferred Stock warrant liability	$562,486	$243,528
Accretion of Preferred Stock dividends	$282,258	$275,645
Accretion of Preferred Stock discounts	$28,367	$23,672
Issuance of Common Stock warrant liability	$151,507	$–
Common stock issued for GRACEDBYGRIT assets	$–	$987,344
Exchange of bonds for convertible bonds	$387,000	$–

See accompanying notes to financial statements.

16

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

HYLETE, LLC was organized under the laws of the State of California on March 26, 2012. In January 2015, the HYLETE, LLC was converted to a California corporation named HYLETE, Inc. (referred to as “HYLETE” or the “Company”). The Company reincorporated in Delaware in January 2019. The Company’s principal corporate office is located at 564 Stevens Avenue, Solana Beach, California 92075, and its telephone number is (858) 225-8998. Our website address is www.hylete.com. The Company was formed to design, develop, and distribute premium performance apparel primarily direct to consumers through its own website, events and affiliate marketing partners, as well as select third party ecommerce retailers.

GRACEDBYGRIT Asset Acquisition

On June 1, 2018, the Company purchased 100% of the net assets of GRACEDBYGRIT, Inc. (“GBG”) for 789,875 shares of the Company’s Class B Common Stock valued at $987,344. The shares of Class B Common Stock were valued at the price to which the Company’s share were being sold to third parties at the time of the transactions. In addition, GBG’s majority shareholder is also a member of the Company’s board of directors. GBG was acquired to expand HYLETE’s women’s apparel line in accordance with the Company’s growth strategy.

The Company accounted for the transaction as a business acquisition. The acquired assets were recorded at estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of identifiable net assets resulted in the recognition of goodwill in the amount $426,059 and is attributable to future growth opportunities due the addition additional women’s styles as well as the addition of employees to which have experience within the area and other factors. The goodwill is expected to be deductible for income tax purposes.

The following table summarizes the fair value of the net assets acquired as of the acquisition date of June 1, 2018.

Inventory	$67,885
Product designs	493,400
Goodwill	426,059
$987,344

Liability assumed under the asset acquisition agreement were immaterial.

The summarized unaudited pro forma results are not necessarily indicative of results which would have occurred if the acquisition had been in effect for the period presented. Further, the summarized unaudited pro forma results are not intended to be a projection of future results.

2018
Pro forma revenues	$11,788,429
Pro forma net loss	(5,500,819)
Pro forma net loss per common share, basic and diluted	$(0.52)

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations, has a working capital deficit of approximately $1.7 and 6.0 million and has an accumulated deficit of approximately $15.7 and 20.2 million as of December 31, 2018 and June 30, 2019, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

17

To fund operations, the Company is anticipating filing a registration statement for which additional shares of Class B common stock will be offered for purchase. Based on our business and development plans, the Company is dependent up raising a minimum of $10 million to fund operations for a period in excess of one year from the date of this filing. Currently, we have capital to fund operations through December 2019. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of this offering. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

In order to meet these additional cash requirements, we may seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. If we raise additional funds through collaboration and licensing agreements with third parties, it may be necessary to relinquish valuable rights to our product candidates or future revenue streams or to grant licenses on terms that may not be favorable to us.

Note 3 – Summary of Significant Accounting Policies

Basis for presentation - These unaudited financial statements of HYLETE, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

We have prepared the accompanying interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These interim financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2019. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with US GAAP have been omitted in accordance with the rules and regulations of the SEC. These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes.

Accounting estimates – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of our significant accounting estimates that may involve a higher degree of judgment and complexity than others include: the valuation of inventories; the valuation and assessment of the recoverability of goodwill and other indefinite-lived and long-lived assets; and the fair market value of the common and preferred stock warrant liabilities. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1

Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3

Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, accrued expenses and current portion of capital lease obligations. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portions of the capital lease obligations and loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

18

The Company's common and preferred stock warrant liabilities are carried at fair value. The fair value of the Company’s common and preferred stock warrant liabilities has been measured under the Level 3 hierarchy (Note 10). Changes in common and preferred stock warrant liabilities during the year ended December 31, 2018 and six months ended June 30, 2019 are as follows:

	Fair Value of Significant Unobservable Inputs Fair Value

	Preferred Warrants	Common Warrants

Outstanding as of December 31, 2017	$1,387,319	$–

Warrants granted	252,280	675,294
Change in fair value	1,059,175	–

Outstanding as of December 31, 2018	$2,698,774	$675,294

Warrants granted	562,486	151,507
Change in fair value	368,049	–

Outstanding as of June 30, 2019 (unaudited)	$3,629,309	$826,801

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company’s customer base. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer’s financial position. The Company did not have a reserve recorded as of June 30, 2019, and December 31, 2018. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the six months ended June 30, 2019 and 2018, the Company wrote off approximately $3,845 and $3,094 of uncollectible accounts, respectively.

Inventory – Inventory is comprised of finished goods and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Vendor deposits – Vendor deposits represent amounts paid in advance to the Company’s vendors for inventory purchases to be produced and received at a future date.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

19

Goodwill and intangible assets – Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Product designs acquired from GRACEDBYGRIT were determined to have a useful life of 18 months and are being amortized using the straight-line method. During the six months ended June 30, 2019 and 2018, we amortized $164,467 and $0, respectively. As of the six months ended June 30, 2019 and the year ended December 31, 2018, $219,289 and $383,756, respectively, was remaining, which is expected to be amortized during the year ending December 31, 2019.

Impairment of Goodwill and long-lived assets – Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired. If a qualitative assessment is used and we determine that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment and a reporting unit’s carrying value exceeds its fair value, the difference is recorded as an impairment. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment. During the six months ended June 30, 2019 and 2018, no impairments were needed.

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. During the six months ended June 30, 2019 and 2018 an impairment wasn’t needed.

Accounting for preferred stock – ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (Note 10).

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and additional paid-in capital.

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Warrants to purchase preferred stock – The Company accounts for freestanding warrants related to preferred shares that are redeemable in accordance with ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, freestanding warrants to purchase shares of redeemable preferred stock are classified as liabilities on the balance sheet at fair value because the warrants may conditionally obligate us to transfer assets at some point in the future. The Company estimated the fair value of these warrants using the Black-Scholes option-pricing model. See Note 10 for additional information.

Revenue recognition – Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recorded net of sales taxes collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company’s liability for sales return refunds is recognized within other current liabilities, and an asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of approximately $124,975, $95,030 recorded within accrued expenses as of June 30, 2019, and December 31, 2018, respectively. Proceeds from the sale of gift cards are initially deferred and recognized within accrued expenses on the balance sheets and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is no requirement to remit unclaimed card balances to government agencies, an estimate of the gift card balances that will never be redeemed is recognized as revenue in proportion to gift cards which have been redeemed. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved, and the revenue is recognized once the revenue recognition criteria is met. As of June 30, 2019 and December 31, 2018 deferred revenue of approximately $253,000, and $269,000 were present within accrued liabilities on the accompanying balance sheets, respectively. Of these amounts, approximately $192,000, and $196,000 related to credits provided to equity investors in connection with their investments as of June 30, 2019, and December 31, 2018, respectively.

During 2018 and 2017, the Company offered investors a store credit at HYLETE.com in the amount of 10% of their equity investment(s) for that year. When investors utilize their store credit the deferred revenue is recognized, and the liability associated with the store credit is removed from the balance sheet.

For the loyalty program, the Company increases or decreases the loyalty points liability based on point balance at the end of each month. The liability is recognized in accrued expenses on the balance sheet. The liability calculation is equal to the total points accrued multiplied by the cash value multiplied by the percentage of predicted use multiplied by the estimated cost of goods sold.

Cost of sales – Cost of sales consists primarily of inventory.

Merchandise risk – The Company’s success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company’s business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $315,000 and $331,000, for the six months ended June 30, 2019 and 2018 respectively. Total shipping and handling costs included in operating expenses was approximately $729,000 and $649,000, for the six months ended June 30, 2019 and respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2019 and 2018 amounted to approximately $791,000, and $498,000, respectively, which is included in selling and marketing expense.

Stock based compensation – The Company estimates the fair value of the stock warrants and options using the Black-Scholes option pricing model. The expected lives were determined using the simplified method. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company’s stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company’s management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company’s stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. The Company had no data to support estimates of expected forfeitures.

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Deferred offering costs – Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital or as a discount to related borrowings, or if unsuccessful, recognized as general and administrative expense.

Legal proceedings - If there is at least a reasonable possibility that a material loss may have been incurred associated with pending legal and regulatory proceedings, the Company discloses such fact, and if reasonably estimable, the Company provides an estimate of the possible loss or range of possible loss, if any. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. As additional information becomes available, the Company assess the potential liability related to pending legal and regulatory proceedings and revise our estimates and update our disclosures accordingly. The Company’s legal costs associated with defending itself are recorded to expense as incurred.

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of the six months ended June 30, 2019 and 2018, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company’s customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

Basic loss per common share – Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of the six months ended June 30, 2019 and 2018, the effect of dilutive securities was anti-dilutive and thus is not included. Basic and dilutive net loss per common share for the six months ended June 30, 2019, and 2018, includes accrued preferred stock dividends of $282,258, and $275,645 and preferred stock discount accretion of $28,367 and $23,672, respectively, as an increase to net loss available for common shareholders.

Recently issued accounting pronouncements – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASC 606") which supersedes the revenue recognition requirements in ASC 605 Revenue Recognition. This ASU requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company adopted ASC 606 on January 1, 2019 on a modified retrospective basis. There were no changes to the statement of operations as a result of the adoption, and the timing and amount of its revenue recognition remained substantially unchanged under this new guidance. Under the provisions of ASC 606, the Company is now required to present its provision for sales returns on a gross basis, rather than a net basis. The Company's liability for sales return refunds is recognized within other current liabilities, and the Company now presents an asset for the value of inventory which is expected to be returned within other current assets on the balance sheets. The effect of the change is an increase in other current assets from the originally reported amount of $265,436 to $352,487 and an increase in accrued expenses from the originally reported amount of $826,586 to $913,637. Under the modified retrospective approach, the comparative prior period information has not been restated for this change.

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Note 4 – Property and Equipment

Property and equipment consisted of the following as of June 30, 2019, and December 31, 2018:

	June 30, 2019	December 31, 2018
	(unaudited)
Auto	$109,358	$109,358
Computer Hardware and Software	87,008	73,589
Office Furniture, Fixtures and Equipment	71,598	59,542
Leasehold Improvements	75,419	73,365
Website Development	252,529	252,529
Application Development	232,759	232,759
Production Molds	61,800	61,800
	890,471	862,942
Accumulated Depreciation	(699,097)	(609,333)
	$191,374	$253,609

Depreciation and amortization expense related to property and equipment amounted to approximately $89,764, and $118,731 for the six months ended June 30, 2019 and 2018, respectively.

Note 5 – Bridge Note Payable, Related Party

On August 19, 2015, the Company received $200,000 under a Senior Bridge Note agreement (the “Bridge Note”), with an initial maturity date of December 31, 2016. The Bridge Note holder is an investor and a member of the Company's board of directors. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month. In connection with the extension, the Company paid fees of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Bridge Note maturity date was extended to December 31, 2019. All other terms remain unchanged.

Note 6 – Loans Payable

On June 29, 2016, the Company entered into a senior credit agreement with a lender with principal due three years from the date of issuance on June 29, 2019. The lender had offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, compounded monthly. In July 2017, the Company amended the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. In February 2019, the lender agreed to an additional $1,725,000 to provide working capital to maintain and expand the operations. As of March 31, 2019, the lender distributed $1,100,000 of the expected $1,725,000. The proceeds were used for operations. The Company pays the interest on a monthly basis and, thus, does not have any interest accrued as of June 30, 2019, and December 31, 2018 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to the Company’s liquidity and requires a minimum cash balance of $250,000 to be maintained.

As of June 30, 2019 and December 31, 2018, the Company was in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all of the Company's assets and shareholder shares in which have been pledged as additional collateral.

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In conjunction with the senior credit agreement, the Company issued 360,170 and 256,298 Series A-2 Preferred Stock warrants to the lender during the six months ended June 30, 2019 and the year ended December 31, 2018. As of June 30, 2019 and December 31, 2018, the Company had outstanding borrowings of $5,375,000 and $4,275,000, respectively.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the six months ended June 30, 2019 and 2018, the Company recorded debt discounts of approximately $63,000 and $30,000 respectively, related to costs for obtaining the senior credit agreement, and approximately $562,000 and $244,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the six months ended June 30, 2019 and 2018, discounts of approximately $531,000 and $273,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. The Company is recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement.

The remaining debt issuance of approximately $457,000 will be expensed as interest expense during the year ending December 31, 2019.

Note 7 – Promissory Notes Payable

On April 6, 2018, the Company received $100,000 under a promissory note agreement (the “Promissory Note”), with a maturity date of April 5, 2020. The proceeds were used for operations. The promissory note holder is the Company’s Chief Executive Officer. Interest accrues on the loan amount at a monthly rate of 1.5%. The Company paid fees of $5,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Promissory Note, due to the short-term nature of the Promissory Note. During the year ended December 31, 2018, the Company amortized $1,875 to interest expense. As of December 31, 2018, a discount of $3,125 remained for which will be expensed over the remaining term. During the six months ended June 30, 2019 and 2018, the Company amortized $1,250 and $625, respectively, to interest expense. As of June 30, 2019, a discount of $1,875 remained, which will be expensed over the remaining term.

On May 31, 2018, the Company received $400,000 under a promissory note agreement (the “May 2018 Promissory Note”), with a maturity date of May 31, 2020. The proceeds were used for operations. The holder is a member of the Company’s board of directors. Interest accrues on the loan amount at a monthly rate of 1.5%. The Company paid fees of $20,000, which was recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the May 2018 Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $5,833 to interest expense. As of December 31, 2018, a discount of $14,167 remained for which will be expensed over the remaining term. During the six months ended June 30, 2019 and 2018, the Company amortized $5,000 and $833, respectively, to interest expense. As of June 30, 2019, a discount of $9,167 remained, which will be expensed over the remaining term.

On June 26, 2018, the Company received $50,000 under a promissory note agreement (the “June 2018 Promissory Note”), with a maturity date of June 25, 2020. The proceeds were used for operations. Interest accrues on the loan amount at a monthly rate of 1.5%. The Company paid fees of $2,500, which was recorded as a discount to the June 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $625 to interest expense. As of December 31, 2018, a discount of $1,875 remained for which will be expensed over the remaining term. During the six months ended June 30, 2019 and 2018, the Company amortized $625 and $0.00, respectively, to interest expense. As of June 30, 2019, a discount of $1,250 remained, which will be expensed over the remaining term.

On June 27, 2018, the Company received $200,000 under a promissory note agreement (the “June 2018 Second Promissory Note”), with a maturity date of June 26, 2020. The proceeds were used for operations. Interest accrues on the loan amount at a monthly rate of 1.5%. The Company paid fees of $10,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Second Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $2,500 to interest expense. As of December 31, 2018, a discount of $7,500 remained for which will be expensed. During the six months ended June 30, 2019 and 2018, the Company amortized $2,500 and $0, respectively, to interest expense. As of June 30, 2019, a discount of $5,000 remained, which will be expensed over the remaining term.

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Note 8 – Bonds Payable

On May 18, 2018, the Company commenced an offering under Regulation A under the Securities Act of 1933, as amended, of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. As of December 31, 2018, total Class A Bonds issued was $821,000 which amount was used for operations. The Class A Bonds bear interest at 1% per month, or 12% per year. In connection with the Class A Bond offering, the Company paid fees of $66,745, which were recorded as a discount to the bonds. The discount is amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. As of December 31, 2018, a discount of $54,329 remained, for which expected amortization will be expensed through 2021. The Class A Bond offering was closed on December 31, 2018. In the first quarter of 2019, the Company received the remaining proceeds of $125,000. The Company paid fees of $1,100 for the remaining proceeds received, which were recorded as discounts to the bonds. As of June 30, 2019, the Company had amortized $11,307 and a discount of $44,122 remained, for which expected amortization will be expensed through 2021.

In June 2019, the Company offered its Class A Bond debt holders the opportunity to convert their existing debt (principal only) at an initial public offering of the company and listing on a major exchange at a 20% discount to the initial public offering share price. As of June 30,2019, Class A Bond debt holders electing to convert represented $387,000 of debt and has been reclassed to Convertible bonds on the balance sheet. This is an extinguishment of existing bonds and a beneficial conversion will be recorded upon the initial public offering, as it is contingent before conversion feature. See Note 19 for additional bond holders who’ve elected to convert subsequent June 30, 2019.

Note 9 – IPO Bridge Notes

In the fourth quarter of 2018, the Company issued $1,315,000 of promissory notes (the “IPO Bridge Notes”), of which $400,000 were issued to related parties, which included $300,000 issued to Steelpoint Co-Investment Fund (James Caccavo) and $100,000 issued to Darren Yager. During the first quarter of 2019, the Company issued $95,000 of additional IPO Bridge Notes. In the second quarter of 2019, the Company issued an additional $200,000 of IPO Bridge Notes to a related party, Steelpoint Co-Investment Fund (James Caccavo). The proceeds will be used for operations and costs related to the Company’s proposed registration statement. The IPO Bridge Notes have a maturity date of the earlier of: (i) the closing of the Company’s initial public offering (“IPO”) or any other type of direct prospectus or registered offering transaction that results in the Company or its successor becoming public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America; or (ii) December 31, 2019. Interest shall accrue on the loan amount at annual rate of 10.0% per annum. During the six months ended June 30, 2019 and 2018, the Company paid fees of $12,900 and $0, respectively, which was recorded as a discount to the IPO Bridge Notes.

In connection with the IPO Bridge Notes, the Company has the obligation to issue Class B common Stock warrants equal to 1% of fully diluted equity ownership for $1,000,000 of the loan amount, calculated as of the maturity date of the IPO Bridge Notes. As of the six months ended June 30, 2019 and the year ended December 31, 2018, the Company had the obligation to issue 476,346 and 389,063 warrants, respectively, based upon the amount of IPO Bridge Notes proceeds received at that date. The warrants will have an exercise price of $0.001 per share and expire the earlier of ten years after issuance or immediately prior to the effective date of this offering. Since the Company is required to issue a variable amount of common stock for which there isn’t a floor or ceiling to the amount of common stock warrants, the Company recorded the obligation to issue warrants as a liability.  The warrants are measured to estimated fair market value at each reporting period using the Black-Scholes pricing model to estimate the fair market value of the warrants. The Company determined that the fair market value of the Class B Common Stock warrants granted as of June 30, 2019 and December 31, 2018, was approximately $826,800 and $675,294, respectively, which has been recorded as a liability and as an additional discount to the IPO Bridge Notes, see Note 13. The discount is amortized using the straight-line method over the term of the IPO Bridge Notes, due to the short-term nature of the IPO Bridge Notes for which $378,615 and $0.00 was amortized to interest expense during the six months ended June 30, 2019 and 2018, respectively. As of June 30, 2019 and December 31, 2018, a discount of $463,377 and $677,583, respectively, remained, which will be amortized in 2019.

The warrants do not meet the condition “contract contains an explicit share limit” and thus require liability accounting. Accordingly, the estimated fair value of the warrants require bifurcation and accounted for as liabilities from issuance, with changes in estimated fair value recorded in the statement of operations at each reporting period and immediately prior to conversion.

As of December 31, 2018, the following is a schedule of principal amount maturities for all bridge loans, loans, promissory notes, bonds and IPO Bridge Notes payable:

Year Ending December 31,	Third Party	Related Party

2019	$5,190,000	$600,000
2020	250,000	500,000
2021	821,000	–
	$6,261,000	$1,100,000

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Note 10 – Preferred Stock Warrant Liability

During the six months ended June 30, 2019 and the year ended December 31, 2018, the Company issued 360,170, and 256,298 Series A-2 Preferred Stock warrants in conjunction with a debt agreement. The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $0.001 per share and expire ten years after issuance.

In October and November of 2018, the Company issued 7,000 Series A-2 Preferred Stock warrants to individuals in conjunction with the purchase agreements of Series A-2 Preferred Stock (see Note 11). The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $1.75 per share and expire ten years after issuance.

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of June 30, 2019, and December 31, 2018, was approximately $3,629,309 and $2,699,000, respectively, which has been recorded as a liability. See Note 13 for additional information related to the valuation.

Note 11 – Preferred Stock

At December 31, 2014, there were 7,682,500 Class A units outstanding. In conjunction with the Company’s conversion into a C-Corporation in January 2015, these units were converted into 1,712,200 shares of Series A Preferred Stock and 5,970,300 shares of Series A-1 Preferred Stock at a conversion price of $0.1917 and $0.3078, respectively. The terms of the Series A and Series A-1 Preferred Stock were similar to those of the Class A units and thus modification and/or extinguishment accounting did not apply.

During the year ended December 31, 2015, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 2,916,900 shares of Series A-2 Preferred Stock at a purchase price of $0.5143 per share for total gross proceeds of $1,500,000.

In June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 1,804,600 shares of Series A-2 Preferred Stock.

On August 7, 2017, the Company amended its Third Amended and Restated Articles of Incorporation to authorize an additional 412,620 shares of Series A-2 Preferred stock.

During the year ended December 31, 2018, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 70,000 Series A-2 Preferred Stock at a purchase price of $1.75 per share for total gross proceeds of $122,500.

On March 29, 2019, the Company amended its certificate of incorporation to increase the number of authorized shares of Series A-2 Preferred Stock from 6,383,620 to 10,000,000.

Conversion rights – Each share of preferred stock outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from dividing the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

Dividend rights – The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, dividends in an amount equal to 12% of the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share).

In the event of liquidation, cumulative preferred dividends accrue from the issuance date, whether or not such dividends are declared or paid. Preferred dividends accrue at 12% per annum. Accrued dividends accrete directly to additional paid-in capital. For the six months ended June 30, 2019 and year ended December 31, 2018, the Company recorded accretion of $282,258 and $553,495, respectively. No dividends have been declared or paid to date.

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The Company shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights: Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Company legally available for distribution, in an amount per share equal to the original issue price of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred stock plus all unpaid dividends on the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights: The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors.

Redemption rights: The holders of at least 75% of the then outstanding shares of preferred stock, voting together on an as-if-converted basis, may require the Company to redeem the preferred stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities, currently January 13, 2020. The redemption date shall be at least 180 days after the date of such notice from preferred stock holders and shall be brought into effect from the Company by paying cash in exchange for the shares of preferred stock in a sum equal to the original issue price per share of the preferred stock (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors. Due to the potential redemption of the Series A, Series A-1 and Series A-2 being outside of the Company's control, the preferred stock has been presented outside of stockholders' deficit on the accompanying balance sheets.

Drag along rights: If the holders of at least 75% of the then outstanding common stock (collectively, the "Selling Founders") approve to sell units representing more than 50% of the then-outstanding units of the Company, then the Dragging Stockholders shall have the right to cause a “Drag Along Sale” by the other Stockholders (the “Dragged Stockholders”) pursuant to the voting agreement. In the event of a drag-along sale, each Dragged Stockholder shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Stockholders and other specified criteria as stated in the voting agreement.

Summary of Preferred Stock Transactions

During the six months ended June 30, 2019 and the year ended December 31, 2018, the Company amortized discounts on preferred stock to additional paid-in capital of $28,367 and $47,343, respectively. The discounts were the result of placement fees paid in connection with the issuance of the preferred stock.

As of December 31, 2018, future annual accretion of preferred stock to the potential redemption value is as follows:

Year Ending December 31,

2019	$74,658
2020	6,277
$80,935

As of December 31, 2018, the future amount to be potentially redeemed on January 13, 2020 is as follows:

Series-A	$563,745
Series A-1	3,144,502
Series A-2	3,844,231
$7,552,478

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Note 12 – Common Stock

On January 31, 2017, the Company filed its Third Amended and Restated Articles of Incorporation to create and authorize 6,000,000 shares of a new class of non-voting common stock called Class B Common.

On January 31, 2017, the Company participated in a 1-for-700 forward stock split. The financial statements have been retroactively restated to reflect this forward stock split.

During the year ended December 31, 2017, the Company sold 1,297,042 shares of Class B common stock for net proceeds of $1,071,044 in offerings conducted pursuant to Regulation Crowdfunding and Regulation A of the Securities Act.

During the year ended December 31, 2018, the Company sold 1,871,615 shares of Class B common stock for net proceeds of $1,988,210 in an offering conducted pursuant to Regulation A of the Securities Act.

In the first quarter of 2019, the Company sold 8,273 shares of Class B common stock for net proceeds of $12,685 in an offering conducted pursuant to Regulation A of the Securities Act.

On December 12, 2018, the Company filed a Certificate of Incorporation in the state of Delaware effective January 1, 2019. Subsequent to December 31, 2018, the Delaware corporation became the parent Company of the Company. The par value of each class of stock is $0.001 per share. The total number of shares which the corporation is authorized to issue is 50,066,120 shares. The number of shares of common stock authorized to be issued is 36,000,000 shares. The number of preferred stock authorized to be issued is 14,066,120. The Company reflected the addition of the $0.001 par value to the Class A and B common stock for all periods presented.

Note 13 – Stock Warrants

At various times during 2017, the Company issued 216,779 Series A-2 Preferred Stock warrants in connection with the loan payable (Note 6). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

At various times during 2018, the Company issued 263,298 Series A-2 Preferred Stock warrants in conjunction with the loan payable (Note 6) and Series A-2 preferred stock purchase agreements (see Note 11). The warrants have an exercise price of $0.0143 and $1.75 per share, respectively, and expire ten years after issuance.

In the first quarter of 2019, the Company issued 360,170 Series A-2 Preferred Stock warrants in conjunction with the loan payable (Note 6). The warrants have an exercise price of $0.0143 and expire in ten years after issuance.

In the fourth quarter of 2018, the Company issued common stock warrants in conjunction with IPO Bridge Notes. The warrants are measured at fair market value at each reporting period. The Company uses the Black-Scholes pricing model to determine the estimated fair price of the warrants. For the six months ended June 30, 2019 and for the period ended December 31, 2018 the Company recognized a liability of $826,801 and $675,294, respectively, which represents the estimated fair market value of the warrants (see Note 9).

The Company calculated the estimated fair value of each Series A-2 Preferred Stock and common stock warrants on the date of grant and at December 31, 2018 using the following assumptions for the year ended December 31, 2018.

Weighted average variables in accordance with the Series A-2 Preferred Stock warrants:

December 31 2018

Expected life of preferred stock warrants	3.19
Expected stock price volatility	47.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	2.35%

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Weighted average variables in accordance with the common stock warrants:

December 31, 2018

Expected life of common stock warrants	1.18
Expected stock price volatility	40.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	0.86%

The following table summarizes warrant activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2016	2,377,900	$0.17	8.97

Granted	216,779	0.01

Outstanding as of December 31, 2017	2,594,679	0.16	8.47

Granted	263,298	0.06

Outstanding as of December 31, 2018	2,857,977	$0.15	8.55

Note 14– Stock Option Plan

The Company’s 2015 Equity Incentive Plan (the “Incentive Plan”) permits the grant of incentive and nonqualified stock options for up to 1,746,500 shares of common stock. As of December 31, 2018, there were 231,330 shares, available for issuance under the Incentive Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Incentive Plan. The Company believes that such awards promote the long-term success of the Company.

In the first quarter of 2019 and during 2018 the Company issued 105,000 and 505,000 respectively, stock options to the board of directors, employees and consultants, which have various vesting terms. For the year ended December 31, 2018, the Company recognized approximately $145,876 of stock compensation expense related to stock options. During 2019 the stock compensation expense related to stock options is expected to be $108,797, which will be recognized in sales and marketing expenses and general and administrative expenses in the amount of $24,935 and $83,862, respectively.

On May 15, 2018, the Company issued 75,000 options to third party in connection with their consulting agreement. Options are priced at 110% of the Company’s common stock price at the date of the agreement and have a 7-year term. The options shall vest on a monthly basis over a period of 12 months. During the year ended December 31, 2018, the Company recognized $18,371 of stock compensation expense related to the options. Remaining stock compensation of $9,185 will be expensed during the year ending December 31, 2019.

For the year ended December 31, 2018, $164,247 of total stock-based compensation was recognized in sales and marketing expenses and general and administrative expenses in the amount of $24,935 and $139,312 respectively.

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For the six months ended June 30, 2019 and 2018, the Company recognized approximately $64,265 and 60,598, respectively, of stock compensation expense related to stock options. The total stock-based compensation was recognized in sales and marketing expenses in the amount of $12,468 and $8,762, respectively, and general and administrative expenses in the amount of $51,797 and $51,836, respectively.

The Company calculated the estimated fair value of each stock option on the date of grant using the following weighted average assumptions for the year ended December 31, 2018:

December 31, 2018
Expected life of options	5.57
Expected stock price volatility	47.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	2.25%

The Company estimated the fair value of the options using the Black-Scholes option-pricing model. Expected lives were determined using the simplified method, except non-employee options.

The following table summarized option activity:

	Number of Options	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2016	1,726,200	$0.22	8.77

Forfeited	(66,530)	0.02
Granted	248,000	1.13

Outstanding as of December 31, 2017	1,907,670	0.35	8.05

Forfeited	(144,900)	0.02
Exercised	(35,000)	0.02
Granted	505,000	1.25
Outstanding as of December 31, 2018	2,232,770	0.58	8.60

Outstanding as of December 31, 2018, vested	1,140,598	$0.32	8.58

Note 15 – Retirement Plan

The Company has a 401(k) Plan (the “Plan”) covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $56,000 and $32,000 to the Plan during the six months ended June 30, 2019 and 2018 respectively.

Note 16 – Major Suppliers and Customers

During the year ended December 31, 2018, purchases from three suppliers represented approximately 41% of total vendor purchases. As of December 31, 2018, approximately $222,000, or 38% of accounts payable was due to these suppliers. The loss of one or more of these suppliers would not have a material impact on the Company’s operations.

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During the six months ended June 30, 2019, purchases from three suppliers represented approximately 46% of total vendor purchases and approximately $1,418,000 or 57% of accounts payable was due to these suppliers. The loss of one or more of these suppliers would not have a material impact on the Company’s operations.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 17 – Income Taxes

The Company's current tax liability consists of minimum amounts payable of $800 to the state of California and are included within general and administrative expense on the statements of operations.

The Company’s net deferred tax assets at December 31, 2018 is approximately $2,924,000, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2018, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the year ended December 31, 2018 the Company valuation allowance increased by approximately $748,000.

At December 31, 2018, the Company had federal net operating loss carry forwards of approximately $8,945,000 and state net operating loss carry forwards of $8,945,000. The federal and California net operating losses expire on various dates through 2036.

The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

At December 31, 2017, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $478,000 to the net deferred tax assets and corresponding valuation for the year ended December 31, 2017.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2014.  The Company currently is not under examination by any tax authorities.

Note 18 – Commitments and Contingencies

Operating leases – The Company leases its office facility for a monthly rent of approximately $10,000. Total rent expense for the six months ended June 30, 2019 and 2018 was approximately $62,604 and $59,904, respectively. On March 21, 2019, the lease was renewed through March 31, 2020.

Capital leases – In April and August 2015, the Company entered into two leases for vehicles. The leases were considered to be capital leases, thus $78,156 representing the cost of vehicles, was recorded as an asset. The leases are payable in monthly payments ranging from $958 to $988 and have imputed interest rates ranging from 7.99% to 9.79% and are secured by the equipment being leased. The leases expire at dates ranging from March 2019 to July 2019. As of the six months ended June 30, 2019 and the year ended December 31, 2018, the balance outstanding was $980 and $9,436, respectively.

Warranty – Our product warranties are expensed as incurred. Due to their immateriality we do not maintain a warranty reserve. We continue to monitor our warranty cost and their impact on our business.

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Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at June 30, 2019 and December 31, 2018.

In response to the opposition to our application to register the Company’s original icon logo bearing Serial No. 85837045 (the “Logo”), the Trademark Trial and Appeal Board (“TTAB”) determined that the Logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office (“USPTO”) should reject registration of the Logo. The Company filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which was ultimately granted after our filing of a motion for reconsideration. On February 20, 2018, the Company filed its principal brief with the Federal Circuit Court of Appeals and on April 16, 2018 filed the reply to the opposer’s answer to our brief. Oral arguments were held at the United States Court of Appeals for the Federal Circuit on January 7, 2019. On August 1, 2019 the Federal Circuit Court of Appeals affirmed the TTAB ruling. Although the Company no longer utilizes this icon logo mark, the Company and its attorneys are evaluating a petition for a rehearing, rehearing en banc, or filing a writ of certiorari in the U.S. Supreme Court. The Company remains committed to aggressively defend all of its intellectual property.

The opposing party, Hybrid Athletics, LLC (“HA”), has also filed a civil action in the U.S. District Court for the District of Connecticut, seeking damages and alleging, among other claims, federal and common law trademark infringement, false designation of origin and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, and unjust enrichment. A motion to dismiss the action as to certain individual defendants on the grounds that the statute of limitations has lapsed, or, in the alternative, to transfer venue to the Federal District Court in California, remains pending.

On May 10, 2019, the Company also filed a motion for leave to file an amended answer and cross-complaint, which will seek declaratory judgment of our ownership in its trademarks, and its non-infringement of the HA marks at issue, as well as cancellation of HA’s marks on various grounds, false advertising, commercial disparagement and defamation, violation of the Connecticut Unfair Trade Practices Act, and tortious interference with business expectancies. This cross-complaint, in part, incorporates the arguments made in the Company’s petition for cancellation of HA’s registered word mark in International Class 025 and bearing Registration No. 4,609,469, which was filed with the TTAB on July 13, 2018 but has been suspended pending resolution of the U.S. District Court matter.

The Company’s motion to dismiss and motion for leave have yet to be ruled upon. Preliminary discovery with respect to the U.S. District Court case commenced in March 2018 and is expected to continue through early 2020; unless the case is resolved through motions or settlement prior to such time. However, the majority of discovery relevant to the claims and defenses already at issue has been completed. As such, management estimates the potential loss, once the strength of our counterclaims is measured against the weakness in HA’s original claims, would not be material to the Company’s continued operations.

The Company carries insurance to cover such litigation costs to defend itself from suits of this nature. The Company tendered the U.S. District Court claims to its carrier within days of its commencement of the original proceeding. Although the carrier indicated an initial willingness to settle, the Company was not able to come to a negotiated resolution that it deemed fair. As a result, the Company filed a complaint May 16, 2019, in the San Diego County District Court against the insurance carrier, seeking a declaratory judgment regarding the carrier’s duty to defend, as well as claims for breach of contract, specific performance and bad faith.

The Company entered into an engagement letter calling for the execution of an underwriting agreement for an anticipated initial public offering. The Company agreed to grant the underwriters an option, exercisable within 45 days after the closing of the anticipated offering, to acquire up to an additional 15% of the total number of shares to be offered in the anticipated offering on the same terms as the other shares publicly offered. The shares will be purchased at a discount of 7% of the public offering price. In addition, the Company agreed to reimburse the underwriters for accountable legal expenses incurred by it in connection with this transaction in the amount of $125,000. As of December 31, 2018, the Company has paid $70,000 for which has been treated as deferred offering costs. In addition, the Company agreed to reimburse the underwriters for 1% of the gross proceeds from this offering in non-accountable expenses. As of December 31, 2018, no options have been granted under the agreement.

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Note 19 – Subsequent Events

IPO Bridge Notes

Subsequent to June 30, 2019, the Company issued $500,000 of additional promissory notes to its senior secured lender (Black Oak) as part of a reduction of its senior note from $5,375,000 to $5,000,000 and an additional funding of $125,000 under the terms of the IPO Bridge Notes. The new maturity date is December 31, 2020 and the terms of repayment upon the IPO are (a) $1 million of principal balance of the loans if gross proceeds of the IPO are less than $20 million; (b) $2 million of principal balance of the loans if gross proceeds of the IPO are at least $20 million but less than $25 million; and (c) all of the loans if gross proceeds of the IPO are at least $25 million. The Company also received an additional $600,00 of promissory notes from other investors. The $1,100,000 of IPO Bridge Notes received subsequent June 30, 2019 have elected to convert at the IPO. See Note 9- IPO Bridge Notes.

Debt Conversions

Subsequent to June 30, 2019, the Company offered its debt holders the opportunity to convert their existing debt (principal only) at an IPO and listing on a major exchange at a 20% to the IPO share price. As of September 25, 2019, debt holders representing $2,339,000 of aggregate debt, including $684,000 of Class A Bonds, $200,000 Bridge Notes and $1,455,000 of IPO Bridge Notes received subsequent June 30, 2019, have elected to convert at the IPO.

Promissory Notes

On August 20, 2019, the Company received $300,000 under a promissory note from a related party, Steelpoint Co-Investment Fund (James Caccavo). The maturity date is the earlier of the Company IPO or December 31, 2019. Interest accrues on the loan amount at an annual rate of 20% per annum calculated on a 365-day basis. If the repayment date is within (30 days of the maturity date, the entire principal sum, less any payments made hereunder, shall become due and payable, unless otherwise mutually agreed upon by both the Company and Steelpoint. This promissory note will not convert at the IPO.

Reorganization

Immediately prior to the effective date of the Company’s anticipated public offering it will effect a reorganization (the “Reorganization”) pursuant to which it will (i) amend and restate its certificate of incorporation and consummate a share exchange to effect the authorization of Class C Common Stock, which will be identical in all respects to the Company’s currently outstanding Class A Common Stock but are entitled to 10 votes per share and are convertible at any time on a one-for-one basis into shares of Class A Common Stock, (ii) reclassify all shares of Class A Common Stock owned by Ron L. Wilson, II, the Company’s President and Chief Executive Officer, and Matthew Paulson, the Company’s Vice President of Business (Messrs. Wilson and Paulson are referred to collectively as the “Founders”) into shares of Class C Common Stock, (iii) convert all outstanding shares of the Company’s preferred stock and all outstanding shares of the Company’s Class B Common Stock into shares of Class A Common Stock, and (iv) effect a reverse stock split (assuming an expected aggregate of 3,496,081 of Class A Common Stock and 1,364,000 shares of Class C Common Stock to be outstanding immediately prior to this offering, the current anticipated reverse stock split will be approximately 1-for-5). The effects of such have not been reflected within these financial statements.

The Company has evaluated subsequent events that occurred after June 30, 2019 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

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Item 4. Exhibits

2.1	Certificate of Incorporation (1)
2.2	Amendment to Certificate of Incorporation (2)
2.3	Bylaws (3)
3.1	Form of Series A-2 Preferred Stock Warrant (19)
3.2	Form of Class A Common Stock Warrant (20)
3.3	Investor Rights Agreement dated as of July 16, 2015 (4)
3.4	Form of Option Award Agreement (21)
3.5	Form of Class A Bond (5)
3.6	Voting Agreement dated as of July 16, 2015 (6)
3.7	Right of First Refusal and Co-Sale Agreement dated as of July 16, 2015, as amended June 14, 2017 (7)
6.1	First Amended and Restated Senior Credit Agreement, dated July 28, 2017 between HYLETE, Inc., certain stockholders of HYLETE, Inc., Black Oak-HYLETE-Senior-Debt, LLC and HYLETE-Senior Debt, LLC (8)
6.2	Amendment No. 1 to First Amended and Restated Senior Credit Agreement, dated March 28, 2018, among HYLETE, Inc., Black Oak-HYLETE- Senior Debt, LLC, HYLETE-Senior-Debt, LLC and Black Oak-HYLETE-Senior Debt 2, LLC (9)
6.3	Employment Agreement dated July 29, 2016 between HYLETE, Inc. and Matthew Paulson (10)
6.4	Employment Agreement dated July 29,2016 by and between HYLETE, Inc. and Ronald Wilson (11)
6.5	Lease between Solana Partners, L.P. and HYLETE, Inc., dated November 13, 2013, as amended (12)
6.6	Asset Purchase Agreement dated May 31, 2018, between GRACEDEBYGRIT, Inc. and HYLETE, Inc. (13)
6.7	2015 Equity Incentive Plan (14)
6.8	Form of IPO Bridge Promissory Note (10% interest per annum) issued November 2018 (15)
6.9	Form of Promissory Note payable to Ron Wilson due April 5, 2020 (16)
6.10	Promissory Note payable to the Chung Family Trust due December 31, 2019 (17)
6.11	Promissory Note payable to Steelpoint due May 31, 2020 (18)
6.12	Promissory Note dated August 19, 2020 payable to Steelpoint Co-Investment Fund, LLC (22)

(1)	Filed as an exhibit to the HYLETE, Inc. Form 1-K and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819001258/hylete-ex0201.htm

(2)	Filed as an exhibit to the HYLETE, Inc. Form 1-K and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819001258/hylete-ex0202.htm

(3)	Filed as an exhibit to the HYLETE, Inc. Form 1-K and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819001258/hylete-ex0203.htm
(4)

Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0301.htm

(5)

Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10817) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818000635/hylete_1a-ex0301.htm

(6)

Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0302.htm

(7)

Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0303.htm

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(8)

Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0601.htm

(9)	Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001060/hylete_1k-ex0602.htm

(10)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0605.htm

(11)

Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0604.htm

(12)

Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K ( and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001060/hylete_1k-ex0608.htm

(13)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10817) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001639/hylete_ex0601.htm

(14)

Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0607.htm

(15)	Filed as an exhibit to the HYLETE, Inc. Form 1-K and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819001258/hylete-ex0613.htm.
(16)

Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001060/hylete_1k-ex0609.htm

(17)	Filed as an exhibit to the HYLETE, Inc. Form 1-K and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819001258/hylete-ex0614.htm
(18)	Filed as an exhibit to the HYLETE, Inc. Form 1-K and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819001258/hylete-ex0615.htm
(19)	Filed as an exhibit to the HYLETE, Inc. Registration Statement on Form S-1 (Commission File No. 333-233036) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819003081/hylete_ex0402.htm

(20)	Filed as an exhibit to the HYLETE, Inc. Registration Statement on Form S-1 (Commission File No. 333-233036) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819003081/hylete_ex0403.htm

(21)	Filed as an exhibit to the HYLETE, Inc. Registration Statement on Form S-1 (Commission File No. 333-233036) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819003081/hylete_ex109a.htm

(22)	Filed as an exhibit to the HYLETE, Inc. Registration Statement on Form S-1 (Commission File No. 333-233036) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819003081/hylete_ex1014.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Solana Beach, California, on February 19, 2020.

HYLETE, Inc.

/s/ Ronald Wilson
By Ronald Wilson, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Ronald Wilson
By Ronald Wilson, as Chief Executive Officer and Director
Date: February 19, 2020

/s/ Adam Colton
By Adam Colton, as Chief Financial Officer and Principal Accounting Officer

Date: February 19, 2020

/s/ Matthew Paulson
Matthew Paulson, Director
Date: February 19, 2020

/s/ James Caccavo
James Caccavo, Director
Date: February 19, 2020

/s/ Kevin Park
Kevin Park, Director
Date: February 19, 2020

/s/ Darren Yager
Darren Yager, Director
Date: February 19, 2020

/s/
Tracy Tuens, Director
Date:

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